Exhibit 99.1

Six Largest Canadian Banks confirm commitment to bank-sponsored ABCPs

     MONTRÉAL/TORONTO, Aug. 21, 2007 - Following discussions earlier today, the CEOs of BMO, Canadian Imperial Bank of Commerce, National Bank, RBC, Scotiabank and TD Bank Financial Group affirmed their commitment to work together to ensure that markets for bank-sponsored asset backed commercial paper (ABCP) continue to perform satisfactorily. This commitment is backed by the Banks' strong capital positions, reflects their confidence in the quality of the underlying assets, and is supported by their ongoing commitment to provide liquidity for bank-sponsored ABCP on maturity.

For further information: Ralph Marranca, BMO Financial Group, (416) 867-3996; Rob Macleod, CIBC, (416) 980-3714; Denis Dubé, National Bank of Canada, (514) 394-8644; Beja Rodeck, RBC, (416) 974-5506; Frank Switzer, Scotiabank, (416) 866-7238; Simon Townsend, TD Bank Financial Group, (416) 944-7161